T. ROWE PRICE
REALTY INCOME
FUND I

AMERICA'S SALES-COMMISSION-FREE
REAL ESTATE LIMITED PARTNERSHIP

QUARTERLY REPORT
FOR THE PERIOD ENDED
MARCH 31, 1997

For information on your
Realty Income Fund account, call:
1-800-962-8300 toll free
410-625-6500 Baltimore area

For information on your
mutual fund account, call:
1-800-225-5132 toll free
410-625-6500 Baltimore area

T. Rowe Price Real Estate Group
100 East Pratt Street
Baltimore, Maryland 21202

Invest With Confidence(registered trademark)
T. RowePrice

FELLOW PARTNERS:

As you know from our letter dated April 15, 1997, we signed a purchase and sale agreement on April 11 with Glenborough Realty Trust Incorporated for the sale of substantially all Fund properties at a contract sales price of $27.4 million before selling expenses.
Glenborough is a real estate investment trust whose shares are publicly traded on the New York Stock
Exchange. In addition, after the end of the reporting period, we closed on the sale of Royal Biltmore and negotiated a purchase and sale agreement for Van Buren with buyers unaffiliated with Glenborough. The sales of all these properties, if consummated, will liquidate the Fund's real estate portfolio.
     These developments are in keeping with our previously announced intention to shift our emphasis from the production of income to the strategic positioning of Fund properties to maximize potential sales proceeds. In order for the Fund to complete the sale of its properties to Glenborough, a majority in interest of the limited partners must consent to the transaction through a consent solicitation vote, which we expect to take place in late June or sometime in July. As we cautioned in our letter of April 15, this sale is subject to further due diligence by Glenborough, which could result in changes to the properties in the transaction, the sales proceeds to be received, or the cancellation of the sale. It is possible that the Fund may not be liquidated this year if some or all of the pending sales fall through.

Real Estate Investments (Dollars in thousands)
__________________________________________________

                                Average      Contri-
                       Leased    Leased     bution to
                       Status    Status    Net Income
                      _________  _______     _______
                         Six      Six          Six
              Gross    Months    Months      Months
            Leasable    Ended     Ended       Ended
Property      Area   March 31,  March 31,   March 31,
Name        (Sq. Ft.)   1997   1996 1997  1996
1997_______  _______     ___    ___  ___   ___   ___
Airport
 Perimeter    121,000    78%    72% 75%  $ 17  $ 104

Montgomery    116,300    75     72  71    (14) 40

Springdale    144,000   100    100  97    161    123

The Business
  Park        157,200    99     96  99    103    265

Newport
  Center       62,400    97     95  98     85    116
             ________   ___    ___ ___   ____  ____

              600,900    90     87  88    352    648

Held for Sale

 Royal
 Biltmore      71,400   100     98  97     87    256

 Van Buren    173,900   100     92  95     89    185
             ________  ____   ________   ____   ____

              846,200    93     89  90    528  1,089

Property Sold       -     -      -   -    393      -

Fund Expenses
   Less Interest
   Income           -     -      -   -   (216)  (331)
________         ____  ____   ____       ____  ____
Total         846,200    93%    89% 90%  $705  $ 758

     It is worth mentioning again some of our reasons for accepting Glenborough's offer:

o The offer represents more than 100% of the property valuations used in our last estimated unit value and substantially more per unit, on an adjusted basis, than three recent tender offers from unaffiliated third parties, which ranged from approximately 40% to 75% of the estimated valuation.

o Selling the properties in bulk will reduce transaction and operating expenses and allow for a more accelerated return of principal to investors than the original disposition plan, which contemplated a gradual return of capital over the next 13 to 21 months.

o There is no financing contingency, and Glenborough's financial resources appear adequate to consummate the transaction.

Cash Distributions

Pending the completion of the sale to Glenborough, the Fund has suspended cash distributions from operations. By now, you may already have received your share of net proceeds from the sale of Royal Biltmore, which were distributed in May 1997. Net proceeds from the disposition of Van Buren, assuming it is completed, will be distributed separately after the close of the transaction. Deducting the Royal Biltmore distribution of $66.59 from the December 1996 adjusted estimated unit value of $398 results in $331. Assuming all remaining properties are sold during the next few months, the Fund plans to accrue for anticipated closing costs and then make a liquidating cash distribution. Based on the negotiated sales prices and other information currently available, we expect total future distributions to exceed the figure mentioned above.

Results of Operations

For the six months ended March 31, 1997, the Fund's net income was $758,000, an increase of $53,000 over the same period last year. The slight increase was attributable to a decline in depreciation totaling $425,000 at four properties, largely offset by the absence of net income from Spring Creek, which was sold last year. The lack of depreciation expense for Royal Biltmore and Van Buren, which were classified as held for sale, accounted for $221,000 of the decline during the reporting period. An additional decline of $204,000 was related to the lower depreciable bases at both Airport Perimeter and Business Park, resulting from writedowns at the properties at the end of the last fiscal year. The improved contribution at Montgomery of $54,000 compared with the same period in 1996 was primarily due to decreases in operating expenses, including bad debts. Fund expenses rose during the past three months, mainly a result of necessary costs incurred in responding to the recent tender offers for partnership units.
     At the property level, the average leased status of Fund properties increased slightly, from 89% for the six months ended March 31, 1996, to 90% for the comparable 1997 period. During the most recent quarter, we signed new, renewal, and expansion leases covering 10% of the portfolio's square footage. The major improvements occurred at Van Buren, Airport Perimeter, Montgomery, and Royal Biltmore; both Royal Biltmore and Van Buren were 100% leased at the end of March. In addition, a new lease representing another 14.5% of the property was signed at Montgomery in May.
     The Fund's net cash outflows declined slightly compared with the same six-month period in 1996, due largely to the greater cash distributions in the earlier period.

Outlook

Our reasons for wanting to liquidate the Fund's portfolio while the real estate market is strengthening are unchanged. As mentioned previously, our primary goal is to take advantage of rising property values as the Fund nears the end of its planned lifespan. Real estate markets have been improving during the past few years, and we have used this opportunity to capture higher prices for our investors. Rising real estate values could eventually lead to an increased supply of new properties, resulting in softer prices some time later. This is a normal pattern as the real estate cycle runs its course.
     No one can forecast precisely when prices will reach their peak, and it is possible that by selling Fund properties now we might miss further advances later on. However, demand from tenants and investors is currently very strong, causing the supply of properties to grow in many markets. We believe it is prudent to sell into strength while prices are still rising.
     It is critical that you promptly read the consent solicitation materials and return the card as soon as you receive them, so that we can minimize Fund expenses and implement the orderly liquidation of your investment.
     Thank you in advance for your cooperation in this matter.

Sincerely,

James S. Riepe
Chairman

May 7, 1997

CONDENSED BALANCE SHEETS
Unaudited
(In thousands)

                               March 31,  September 30,
                                 1997         1996
                              ___________ ____________

Assets

Real Estate Property
  Investments
  Land. . . . . . . . . . .   $    6,759  $    6,759
  Buildings and
     Improvements . . . . .       30,013      29,588
                                ________    ________

                                  36,772      36,347
     Less: Accumulated
     Depreciation and
     Amortization . . . . .      (10,249)     (9,519)
                                ________    ________

                                  26,523      26,828
     Properties Held for
     Sale . . . . . . . . .        8,971       8,965
                                ________    ________

                                  35,494      35,793
Cash and Cash
     Equivalents. . . . . .        1,140       2,290
Accounts Receivable
     (less allowances
     of $55 and $175) . . .          201         154
Other Assets. . . . . . . .          390         492
                                ________    ________

                              $   37,225  $   38,729
                                ________    ________
                                ________    ________

Liabilities and Partners' Capital

Security Deposits and
     Prepaid Rents. . . . .   $      385  $      418
Accrued Real Estate
     Taxes. . . . . . . . .          203         231
Accounts Payable and
     Other Accrued
     Expenses . . . . . . .          243         266
                                ________    ________

Total Liabilities . . . . .          831         915
Partners' Capital . . . . .       36,394      37,814
                                ________    ________

                              $   37,225  $   38,729
                                ________    ________
                                ________    ________

See accompanying notes to condensed financial statements.

CONDENSED STATEMENTS OF OPERATIONS
Unaudited
(In thousands except per-unit amounts)

                         Three Months    Six MonthsEnded
Ended
                           March 31,      March 31,
                        1997    1996    1997    1996
                        ____    ____    ____    ____

Revenues

Rental Income . .    $ 1,500  $1,542  $ 2,967 $3,022
Interest
     Income . . .         21      23       41     45
                     _______ _______  ______________

                       1,521   1,565    3,008  3,067
                     _______  _______________________

Expenses
Property Operating
     Expenses . .        374     406      829    857
Real Estate
     Taxes. . . .        158     153      267    327
Depreciation and
     Amortiz-
     ation. . . .        321     604      782  1,220
Recovery of Property
     Values . . .          -    (303)       -   (303)
Partnership Management
     Expenses . .        217     138      372    261
                    ________ _______  ______________

                       1,070     998    2,250  2,362
                    ________ _______  ______________

Net Income. . . .    $   451  $  567  $   758 $  705
                    ________ _______  ______________
                    ________ _______  ______________

Activity per Limited
     Partnership Unit

Net Income. . . .    $  4.48  $ 5.63  $  7.53 $ 7.00
                    ________ _______  ______________
                    ________ _______  ______________

Cash Distributions
     Declared
     from Sale
     Proceeds . .          -  $17.79        - $17.79
     from
     Oper-
     ations . . .          -    4.75  $  1.00   9.50
                    ________ _______  ______________

Total Distributions
     Declared . .          -  $22.54  $  1.00 $27.29
                    ________ _______  ______________
                    ________ _______  ______________


Units Out-
     standing . .     90,622  90,622   90,622 90,622
                    ________ _______  ______________
                    ________ _______  ______________
See accompanying notes to condensed financial statements.

CONDENSED STATEMENT OF PARTNERS' CAPITAL
Unaudited
(In thousands)

                            General   Limited
                            Partner  Partners   Total
                            _______   _______  ______

Balance,
  September 30,
  1996. . . . . . . . .   $  (4,342)$42,156  $37,814
Net Income. . . . . . .          76     682      758
Cash Distri-
  butions . . . . . . .        (135) (2,043)  (2,178)
                            _______ _______  _______

Balance, March 31,
  1997. . . . . . . . .    $ (4,401)$40,795  $36,394
                            _______ _______  _______
                            _______ _______  _______

See accompanying notes to condensed financial statements.

CONDENSED STATEMENTS OF CASH FLOWS
Unaudited
(In thousands)

                                    Six Months Ended
                                        March 31,
                                      1997     1996
                                    ________ ________

Cash Flows from Operating
  Activities

Net Income. . . . . . . . . . . .   $  758    $  705

Adjustments to Reconcile Net
  Income to Net Cash
  Provided by Operating
  Activities
     Depreciation and
     Amortization . . . . . . . .      782     1,220
  Recovery of Property
     Values . . . . . . . . . . .        -      (303)
  Increase in Accounts
     Receivable, Net of
     Allowances . . . . . . . . .      (47)     (175)
  Decrease in Other
     Assets . . . . . . . . . . .      102       157
  Decrease in Security
     Deposits and Prepaid
     Rents. . . . . . . . . . . .      (33)      (28)
  Decrease in Accrued
     Real Estate Taxes. . . . . .      (28)      (79)
  Decrease in Accounts
     Payable and Other
     Accrued Expenses . . . . . .      (23)      (32)
                                  ________    ________

Net Cash Provided by
  Operating Activities. . . . . .    1,511     1,465
                                  ________    ________

Cash Flows Used in
  Investing Activities
Investments in
  Real Estate . . . . . . . . . .     (483)     (436)
                                  ________  ________
Cash Flows Used in
  Financing Activities
Cash Distributions. . . . . . . .   (2,178)   (2,234)
                                  ________  ________

Cash and Cash Equivalents

Net Decrease during Period. . . .   (1,150)   (1,205)
At Beginning of Year. . . . . . .    2,290     2,832
                                  ________  ________

At End of Period. . . . . . . . .   $1,140 $   1,627
                                  ________  ________
                                  ________  ________

See accompanying notes to condensed financial statements.

NOTES TO CONDENSED FINANCIAL STATEMENTS
Unaudited

The unaudited interim condensed financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. All such adjustments are of a normal, recurring nature.
  The unaudited interim financial information contained in the accompanying condensed financial statements should be read in conjunction with the financial statements contained in the fiscal 1996 Annual Report to Partners.

NOTE 1 - TRANSACTIONS WITH RELATED PARTIES AND OTHER

As compensation for services rendered in managing the affairs of the Partnership, the General Partner receives 10% of cash available for distribution from operations and a portion of the proceeds from property dispositions. The General Partner's share of cash available for distribution from operations totaled $10,000 for the first six months of fiscal 1997.
     In accordance with the partnership agreement, certain operating expenses are reimbursable to the General Partner. The General Partner's reimbursement of such expenses totaled $103,000 for communications and administrative services performed on behalf of the Partnership during the first six months of fiscal 1997.
     An affiliate of the General Partner earned a normal and customary fee of $1,000 from the money market mutual funds in which the Partnership made its interim cash investments during the first six months of fiscal 1997.
     LaSalle Advisors Limited Partnership ("LaSalle") is the Partnership's advisor and is compensated for its advisory services directly by the General Partner. LaSalle is reimbursed by the Partnership for certain operating expenses pursuant to its contract with the Partnership to provide real estate advisory, accounting and other related services to the Partnership. LaSalle's reimbursement for such expenses during the first six months of fiscal 1997 totaled $75,000.
     The partnership agreement includes provisions limiting the maximum contribution the General Partner can be required to fund upon the dissolution and termination of the Partnership if, at that time, the General Partner's capital account has a negative balance. The maximum contribution is approximately $913,000. If after making such a contribution, the General Partner's capital account still has a negative balance, a reallocation of income equal to the remaining negative balance will be made to the General Partner from the Limited Partners.
     An affiliate of LaSalle earned $122,000 in the first six months of fiscal 1997 for property management fees and leasing commissions on tenant renewals and extensions for several of the Partnership's properties.

NOTE 2 - REAL ESTATE PROPERTY INVESTMENTS

On April 11, 1997, the Partnership entered into a contract with a buyer for the sale of the five properties held as operating real estate property investments in the accompanying balance sheets at a sales price of $27,408,000 before selling expenses. The transaction is subject to further due diligence by the buyer and the approval of the Limited Partners which could result in changes to or the cancellation of the contract.
     On April 29, the Partnership entered into a contract with a buyer for the sale of Van Buren which is expected to settle by the end of June, although there is no assurance that settlement will occur. If these transactions are closed, the Partnership will have sold all of its real estate property investments and will begin liquidation.
     On April 30, Royal Biltmore was sold and the Fund received net proceeds of $6,286,000 representing a gain of $1,210,000 over its net book value.